EXHIBIT 4.1

THIS PROMISSORY NOTE HAS BEEN ACQUIRED FOR INVESTMENT AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, OR QUALIFIED UNDER ANY STATE SECURITIES LAWS.  THIS NOTE MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR QUALIFICATION OR AN EXEMPTION THEREFROM UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

CONVERTIBLE  PROMISSORY BRIDGE NOTE

$200,000.00	November 3, 2011
Santa Barbara, California

FOR VALUE RECEIVED, Lenco Mobile Inc., a Delaware corporation (the "Company"), promises to pay to the order of Sterling Capital Partners Inc., or its registered assigns ("Holder"), the principal sum of Two Hundred Thousand Dollars ($200,000.00) on July 31, 2012.  This instrument is a Convertible Promissory Bridge Note (“Note”).

1.  Definitions. For purposes of this Note, the following terms shall have the following meanings:

"Business Day" means any day which is not a Saturday or Sunday or a legal holiday on which national banks are authorized or required to be closed.

"Liquidity Event" means (i) any consolidation or merger of the Company with or into any other corporation or entity, or any other corporate reorganization, in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization own less than 50% of the Company’s voting power immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions (whether or not the Company is a party) in which in excess of fifty-percent (50%) of the Company’s voting power is transferred to a party or parties who were not stockholders or affiliates of stockholders prior to such transfer (other than an equity financing exclusively for capital raising purposes in which the Company is the surviving entity, including a transaction in which holders prior to such transaction own less than 50% of the total voting power of the Company immediately after the closing of such financing) or (iii) a sale, lease, transfer or other disposition of all or substantially all of the assets of the Company.

"Maturity Date" means the earlier of (a) a Liquidity Event, and (b) July 31, 2012.

"Next Qualified Financing" means the next equity financing involving the receipt by the Company of at least Six ($6,000,000); provided that the Next Qualified Financing shall not include an equity financing that is made in connection with either: (i) any arrangement between the Company and any third party for any research or development involving the Company (including, without limitation, any arrangement that includes provision for research support, product development and/or testing support); (ii) any rights to commercialize any products resulting from the development programs of the Company (including, without limitation, rights to develop, make, use, license and/or sell any such products); or (iii) any other non-monetary consideration.

"New Equity Shares " means the equity securities, or other consideration, issued by the Company to investors in the Next Qualified Financing.

"Senior Indebtedness" means all indebtedness of, or guaranteed by, the Company for indebtedness owed to any future senior lenders (including, without limitation, any secured indebtedness of the Company), including without limitation all principal of and interest (including such interest as may accrue after the initiation of bankruptcy proceedings, without regard as to whether such interest is an allowed claim in such bankruptcy proceedings) on such indebtedness, and all premiums, fees and expenses owing by the Company to the holders such indebtedness.

"Series A Preferred Stock Payments" means all payments, whether on account of principal, interest, or any other amounts, now or hereafter owed with respect to the Company's Series A Convertible Preferred Stock.

"Subordinated Indebtedness" means all principal of and interest on this Note (and the other note being issued concurrent with this Note) and all other amounts payable by the Company in respect of this Note (and the other note being issued concurrent with this Note), including without limitation costs of collection.

2.  Principal and Interest.

2.1           Principal.  Principal shall be payable in cash on the Maturity Date.

2.2           Interest.  Interest shall accrue from the date hereof on a daily basis on the unpaid principal outstanding from time to time under this Note (computed on the basis of actual calendar days elapsed and a year of 365 days) at a rate equal to, from the date hereof through the Maturity Date, 8% per annum payable annually in arrears on the Maturity Date (the “Interest Rate”).  Accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable upon demand.

2.3           Default Interest.  Upon the occurrence and during the continuance of any Event of Default, all amounts (including, without limitation, any unpaid interest) outstanding under this Note shall bear interest at a rate per annum equal to 6% plus the Interest Rate.

3.  Form of Payment.  All payments shall be in lawful money of the United States of America and shall be sent to the address provided for Holder as set forth in this Note; provided that Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and Holder's wire transfer instructions.  Whenever any payment to be made shall otherwise be due on a day which is not a Business Day, such payment shall be made on the immediately succeeding Business Day.

4.  Default.

4.1           Events of Default.  For purposes of this Note, "Event of Default" shall mean the failure to pay any indebtedness under this Note when and as the same shall become due and payable.

4.2           Consequences of Events of Default.  Subject to the following sentence, if any Event of Default shall occur for any reason, whether voluntary or involuntary, and be continuing, Holder's sole remedy shall be to charge the default interest rate described in Section 2.3.  If any Event of Default shall occur as a result of the Company's failure to pay any indebtedness due on the Maturity Date, Holder may enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law.

5.  Priority of Note.

5.1           Subordination. The Company and Holder agree that, with the exception of permitted payments under this Section 5, the payment of Subordinated Indebtedness is hereby expressly subordinated in the right of payment to the prior payment in full of the Senior Indebtedness and the Series A Preferred Stock Payments.  Notwithstanding anything set forth herein to the contrary, so long as no default or event of default has occurred and is continuing with respect to the Senior Indebtedness or the Series A Preferred Stock Payments, the Company is expressly permitted to make the payments described in Section 2.  Additionally, the Company agrees that the Subordinated Indebtedness shall be senior in the right of payment to any other equity security of the Company (other than the Series A Preferred Stock Payments).

5.2           Liquidation.  In the event of any distribution of (a) the assets of the Company upon any dissolution, winding up, liquidation or reorganization of the Company (whether in bankruptcy, insolvency or receivership proceedings), or upon any assignment for the benefit of creditors, or upon any other marshaling of the assets and liabilities of the Company for the benefit of any creditor or creditors or otherwise, or (b) net cash proceeds in connection with any Liquidity Event (a "Liquidation"):

(a)           all Senior Indebtedness and Series A Preferred Stock Payments shall first be paid in full before any payment or distribution of any character, whether in cash, securities or other property, shall be made in respect of the Subordinated Indebtedness;

(b)           any payment or distribution of any character, whether in cash, securities or other property, which (except for the terms of this Section 5) would be payable or deliverable in respect of the Subordinated Indebtedness shall be paid or delivered directly to the holders of Senior Indebtedness and Series A Preferred Stock Payments to the extent necessary to pay all Senior Indebtedness and Series A Preferred Stock Payments in full; and

(c)           if, notwithstanding the foregoing terms of this Section 5, any payment or distribution of any character, whether in cash, securities or other property, shall be received in a Liquidation by the holder of the Subordinated Indebtedness before all Senior Indebtedness and Series A Preferred Stock Payments shall have been paid in full as aforesaid, such payment or distribution shall be held in trust for the benefit of, and shall be paid or delivered to, the holders of Senior Indebtedness and Series A Preferred Stock Payments to the extent necessary to pay all Senior Indebtedness and Series A Preferred Stock Payments in full.

5.3           Agreements with Holders of Senior Indebtedness and Series A Preferred Stock Payments.  Holder shall promptly execute such additional agreements as any holder or holders of Senior Indebtedness or Series A Preferred Stock Payments may reasonably request to confirm the provisions of this Note and otherwise provide for the reasonable subordination of the indebtedness evidenced by this Note on terms not materially inconsistent with this Note.

6.  Automatic Conversion on Next Qualified Financing.

6.1           Conversion  Upon closing of the Next Qualified Financing, all principal and any accrued interest under this Note shall automatically convert into New Equity Shares at the same price per share at which the New Equity Shares were sold to investors in the Next Qualified Financing, with any fraction of a share rounded up to the next whole New Equity Share. Conversion shall be deemed effective on the closing date of the Next Qualified Financing.

6.2           Rights Upon Conversion.  Upon conversion of this Note, the Holder shall receive the same rights, preferences and privileges, and agrees to become a party to the same agreements with the Company as the other investors in the Next Qualified Financing.  Holder agrees to execute and deliver all agreements, instruments and certificates delivered by the other investors in connection with the Next Qualified Financing.  Upon conversion of this Note, the Holder of this Note shall have no further rights under this Note, whether or not this Note is surrendered, other than to receive the securities into which this Note is converted.

6.3           Delivery of Stock Certificates.  As promptly as practicable after any conversion of this Note and the Holder’s surrender of this Note and execution of any agreements, instruments or certificates related to the Next Qualified Financing, the Company, at its expense, shall issue and deliver to the Holder of this Note a certificate or certificates evidencing the number of shares issuable to the Holder upon any such conversion.

7.  Waiver of Jury Trial.

TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, THE COMPANY (BY ITS EXECUTION HEREOF) AND HOLDER (BY ITS ACCEPTANCE OF THIS NOTE) WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION ARISING OUT OF OR BASED UPON OR RELATING TO THIS NOTE OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING.

8.  Governing Law.  This Note shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by, construed under, and enforced in accordance with the laws of the State of Delaware.

9.   Amendment and Waiver.  Any term of this Note may be amended and the observance of any term of this Note may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Holder.

10.  Assignment.  The provisions of this Note shall be binding upon and inure to the benefit of each of the Company and Holder and their respective successors and assigns, provided that (a) the Company shall not have the right to assign its rights and obligations hereunder or any interest herein and (b) Holder shall have the right to assign, endorse or transfer this Note and/or  its rights and obligations hereunder or any interest herein in whole, but not in part.

11.  Entire Agreement.  This Note contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, discussions and representations, oral or written, with respect to such matters, which the parties acknowledge have been merged into this Note.

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IN WITNESS WHEREOF, the each of the undersigned has caused this Note to be duly executed by its officers, thereunto duly authorized as of the date first above written.

The Company:

LENCO MOBILE INC., a Delaware corporation

By:	/s/ Michael Levinsohn
Name:	Michael Levinsohn
Title:	Chief Executive Officer

Holder:
STERLING CAPITAL PARTNERS, INC. a Delaware corporation

/s/Thomas Banks
Thomas Banks, Chief Financial Officer

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